Exhibit 99.1

 NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS FOURTH QUARTER
AND YEAR-END RESULTS CONFERENCE CALL AND WEBCAST
NOTIFICATION

Edmonton, Alberta, June 3, 2009 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX / NYSE: NOA) will hold a conference call and webcast to discuss its 2009 fourth-quarter and full fiscal-year financial results on Wednesday, June 10, 2009 at 6:30 a.m. Mountain Time (8:30 a.m. Eastern).

The call can be accessed by dialing:
Toll free: 1-877-407-9205
International: 1-201-689-8054

A replay will be available through July 10, 2009 by dialing:
Toll Free: 1-877-660-6853
International: 1-201-612-7415
Account: 286
Conference ID: 324880

The live and archived webcast can be accessed at:
http://www.investorcalendar.com/IC/CEPage.asp?ID=145897

About the Company
North American Energy Partners Inc. (www.naepi.ca) is one of the largest providers of heavy construction, mining, piling and pipeline services in Western Canada.  For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian Oil Sands.  The company maintains one of the largest independently owned equipment fleets in the region.

For further information, please contact:

Kevin Rowand
Director, Strategic Planning & Investor Relations
North American Energy Partners Inc.
Phone:	(780) 960-4531
Fax:	(780) 960-7103
Email: krowand@nacg.ca